National Fuel Gas Company and New Mountain Vantage
Settle Proxy Contest
(January 24, 2008) Williamsville, N.Y. and New York, N.Y. — National Fuel Gas Company (NYSE: NFG) (“National Fuel” or the “Company”) and New Mountain Vantage GP, L.L.C. and its affiliates, including the California Public Employees’ Retirement System, (“Vantage”) jointly announced today that they have reached a settlement in the proxy contest pertaining to the election of directors to the National Fuel Gas Company Board of Directors (the “Board”) at the Company’s 2008 Annual Meeting of Stockholders. The Company and Vantage have determined that the Company’s shareholders, employees, retirees and customers would be best served by resolving this matter and working together in a cooperative and productive manner.
     As part of the settlement, the Company has agreed to increase the size of its Board from 10 to 11 directors and to nominate, as a new director, Vantage’s candidate Frederic V. Salerno. In accordance with Vantage’s policies and at their request, Mr. Salerno will receive no compensation for his Board service for as long as Vantage continues to own Common Stock of the Company. Mr. Salerno will be added to the Company’s original slate of the following continuing directors: Robert T. Brady, Rolland E. Kidder and John F. Riordan.
All four candidates will be nominated to serve for a term to expire in 2011. Upon election to National Fuel’s Board, Mr. Salerno will join the Compensation and the Nominating/Corporate Governance Committees.
     “We are pleased to announce this settlement and look forward to welcoming Fred Salerno to our Board. We are confident that, in finding common ground where we can jointly focus our attention on continuing to grow shareholder value, National Fuel is very well positioned to maintain its long record of providing superior returns to all of our investors,” said Philip C. Ackerman, Chairman and Chief Executive Officer, National Fuel.
“We have always sought to achieve a productive relationship with National Fuel’s management and Board for the benefit of all shareholders,” said David DiDomenico, Managing Director of Vantage. “We believe that together we can successfully advance the Company’s interests by focusing on developing the Appalachian acreage, including the Marcellus Shale, by carefully evaluating ongoing and future activities in the Gulf of Mexico, by considering Vantage’s other suggestions, and by taking important steps to improve corporate governance.”
     The Company will file a supplement to its Proxy Statement and a new voting card to reflect these nominees, which will be mailed to its shareholders. Likewise, Vantage will immediately cease efforts related to its own proxy solicitation, and withdraw its Proxy Statement and its own nominations.
     Certain of the provisions in the Settlement Agreement relate to corporate governance matters. For example, in order to have separate individuals serve as Chairman of the Board of Directors and as Chief Executive Officer, the parties agree that, following the February 2008 Annual Meeting, Philip C. Ackerman will continue to serve as Chairman of the Board and David F. Smith will be named Chief Executive Officer of the Company. In addition, future equity awards will vest or become exercisable only upon the attainment of certain performance goals to be established by the Compensation Committee.
Other elements of the Settlement Agreement include:

➢	The Company and Vantage have agreed to a standstill whereby, until September 2009, Vantage will not, among other things: acquire Voting Securities that would increase its beneficial ownership to more than 9.6 percent of the Company’s Voting Securities; engage in any proxy solicitations or advance any shareholder proposals; attempt to control the Company’s Board, management or policies; call a meeting of shareholders; obtain additional representation to the Board; or effect the removal of any member of the Board.

➢	The Company and Vantage agree that the Company’s Appalachian acreage, including the Marcellus Shale, is extremely valuable and should be developed with all reasonable speed and on a commercially reasonable best efforts basis. The Company will provide, in conjunction with its quarterly conference call, information on these development efforts, to the extent material and not competitively sensitive.

➢	The Company reaffirms that it intends to evaluate the divestiture of its assets in the Gulf of Mexico as one key alternative if performance targets set by the Company are not met during this fiscal year. The Company will keep shareholders apprised of its progress in conjunction with its quarterly conference call, to the extent material and not competitively sensitive.

➢	Vantage will provide to the Company copies of all reports and analyses developed or based upon the research and analysis of Schlumberger Data and Consulting Services.

➢	The Company will provide its new director, Mr. Salerno, with a copy of the Morgan Stanley report and the other reports, materials and information reviewed by non-executive directors of the Board in evaluating or analyzing Vantage’s suggestions.

➢	The Company will, with the cooperation of Vantage, file motions to withdraw the petitions it previously filed with the Pennsylvania Public Utility Commission and the New York State Public Service Commission that had requested each regulatory agency take action with respect to the Vantage’s investment in the Company.

➢	The Company and Vantage agree that, on a semi-annual basis designated representatives from Vantage will be provided an opportunity to meet with the Board. These meetings will afford Vantage an opportunity to bring its ideas to the Board for its reasonable consideration.

➢	In addressing other corporate governance matters, the Company will amend the charters of the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee to provide for annual performance reviews of individual directors to be presented to the full Board; amend its administrative rules to provide that, subject to certain exceptions, future equity awards will vest or become exercisable only upon the attainment of certain performance goals; and cause the adoption or disclosure of target levels of beneficial ownership of shares of Common Stock for each director.
About the Nominees to the National Fuel Gas Company Board of Directors:
     Robert T. Brady has been a member of the National Fuel Gas Company Board since 1995. He has been the Chairman of Moog Inc. (“Moog”) since February 1996, has served as President and Chief Executive Officer since 1988 and has been a member of the Moog Board of Directors since 1984. Moog is a worldwide designer, manufacturer and integrator of precision control components and systems with a total return of 27 percent, 82 percent and 250 percent for the one, three and five year periods ending September 30, 2007. Brady also serves as a Director of Astronics Corporation, M&T Bank Corporation and Seneca Foods Corporation. He currently Chairs the regular executive sessions of non-management Directors of the National Fuel Gas Company Board of Directors and is the designated contact for shareholders to communicate with the non-management directors on the Board.
     Rolland E. Kidder has been a member of the National Fuel Gas Company Board since 2002. He served as the Executive Director of the Robert H. Jackson Center, Inc., in Jamestown, New York, from 2002 until 2006. He is the founder of Kidder Exploration, Inc., an independent Appalachian oil and gas company and served as its Chairman and President from 1984 to 1994. Kidder is also a former Director of the Independent Oil and Gas Association of New York and the Pennsylvania Natural Gas Associates — both Appalachian-based energy associations. He was an elected member of the New York State Assembly from 1975 to 1982, is a former Trustee of the New York Power Authority, was on the Dean’s Advisory Council of the University at Buffalo School of Law from 1996 to 2001 and was Vice President and investment advisor for P.B. Sullivan & Co., Inc. from 1994 until 2001.
     John F. Riordan has been a member of the National Fuel Gas Company Board since 2002. He was President and CEO of GTI (the Gas Technology Institute), the leading research, development and training organization serving the natural gas industry, from April 2000 to December 2005. Riordan served as President and CEO of MidCon Corporation, a company engaged in interstate and intrastate natural gas transportation as well as wholesale marketing of natural gas, from October 1988 to January 1998. In 1998, he directed Occidental Petroleum Corporation’s divestiture and sale of MidCon to KN Energy, Inc and served as Vice Chairman of KN Energy from February 1998 to February 1999. Riordan has been a director of Nicor Inc. since 2001, twice served as Chairman of the Interstate Natural Gas Association of America (INGAA), is the former President of the commodity chemical business at Occidental Petroleum and former President of the natural gas liquids business at Cities Service Company. He has also served as a director of Occidental Petroleum, Chicago Bridge & Iron Company and as a Trustee of Niagara University.
     Frederic V. Salerno has, since 2006, served as a Senior Advisor to New Mountain Capital, L.L.C. Salerno retired as Vice Chairman and CFO of Verizon, Inc. in September 2002 after more than 37 years in the telecommunications industry. Prior to the Bell Atlantic/GTE merger, which created Verizon, he was Senior Vice Chairman and CFO of Bell Atlantic and President and CEO of New York Telephone. Salerno serves as Trustee of the Inner City Scholarship Fund and in 1990 was appointed Chairman of the Board of Trustees of the State University of New York, a position he held until 1996. Salerno has previously served as a Director of Con Edison, Keyspan and Orion Power. He is currently a director of Akamai Technologies, Inc., Bear Stearns & Company, Inc., Intercontinental Exchange, Inc., Popular, Inc., Viacom, Inc. and CBS Corp.

Contacts:	National Fuel
	Analysts:	James C. Welch	(716) 857-6987
	Media:	Julie C. Cox	(716) 857-7079

New Mountain Vantage
	Media:	Nina Devlin Steve Lipin	(212) 333-3810